Exhibit 99.5

NOTICE OF SPECIAL MEETING OF VEREN SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Veren Meeting”) of the holders (“Veren Shareholders”) of common shares (“Veren Shares”) of Veren Inc. (“Veren”) will be held at 10:00 a.m. (Calgary time) on May 6, 2025 in a virtual-only format that will be conducted via live audio webcast accessible online at https://www.meetnow.global/MZVV6YX for the following purposes:

1.	to consider, pursuant to an interim order (the “Interim Order”) of the Court of King’s Bench of Alberta dated March 28, 2025, and, if deemed advisable, to approve, with or without variation, a special resolution of Veren Shareholders (the “Veren Transaction Resolution”), the full text of which is set forth in Appendix A to the accompanying joint management information circular dated March 28, 2025 (the “Information Circular”), to approve a business combination between Whitecap Resources Inc. (“Whitecap”) and Veren (the “Business Combination”) to be completed by way of an arrangement of Veren pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) whereby, among other things, Whitecap will acquire all of the issued and outstanding Veren Shares, as more particularly described in the Information Circular; and

2.	to transact such further and other business as may properly be brought before the Veren Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Veren Meeting are set forth in the Information Circular.

The board of directors of Veren unanimously recommends that Veren Shareholders vote FOR the Veren Transaction Resolution.

It is a condition to the completion of the Business Combination that the Veren Transaction Resolution be approved by Veren Shareholders at the Veren Meeting. If the Veren Transaction Resolution is not approved by Veren Shareholders, the Business Combination cannot be completed.

The full text of the Plan of Arrangement is attached as Schedule “A” to Appendix C to the Information Circular. The Interim Order is attached as Appendix D to the Information Circular.

Each Veren Share will entitle the holder thereof to one vote at the Veren Meeting with respect to the Veren Transaction Resolution. The Veren Transaction Resolution must be approved by not less than 66⅔% of the votes cast by Veren Shareholders present in person (virtually) or represented by proxy at the Veren Meeting.

The record date (the “Veren Record Date”) for determination of Veren Shareholders entitled to receive notice of and to vote at the Veren Meeting is the close of business on March 27, 2025. Veren Shareholders whose names have been entered in the register of holders of Veren Shares on the close of business on the Veren Record Date will be entitled to receive notice of and to vote at the Veren Meeting.

Veren has elected to use the “notice-and-access” procedures under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations as a means of delivering the meeting materials to Veren Shareholders who do not hold their Veren Shares in their own name (“Veren Beneficial Holders”). As a result, Veren Beneficial Holders will receive a notice containing information on how to access a copy of the Information Circular, unless they previously requested to receive a paper copy of such materials. Veren is not using notice-and-access in respect of mailings to registered Veren Shareholders.

Veren Beneficial Holders who would like to receive a paper copy of the Information Circular by mail, may call Broadridge toll free at 1-877-907-7643 within North America, or 1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America. Veren Beneficial Holders can also request a paper copy of the Information Circular by emailing Veren at investor@vrn.com.

There is no charge for Veren Beneficial Holders to request a paper copy of the Information Circular. Requests should be received no later than April 22, 2025 to ensure that Veren Beneficial Holders receive the materials in advance of the voting deadline and date of the Veren Meeting.

The Information Circular and related Veren Meeting materials can also be accessed online at:

https://vrn.com/investors/presentations and on Veren’s SEDAR+ profile at www.sedarplus.ca.

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The Veren Meeting will be conducted in a virtual-only format. Registered Veren Shareholders and duly appointed proxyholders will have the opportunity to participate in the Veren Meeting by way of a live webcast. This webcast will allow registered Veren Shareholders to participate, ask questions, and vote at the meeting through an online portal. Accordingly, registered Veren Shareholders may choose to participate via the live webcast of the Veren Meeting through the online portal at https://www.meetnow.global/MZVV6YX. Veren Beneficial Holders may also listen to a live webcast of the Veren Meeting through the same portal, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders.

Registered Veren Shareholders may attend the Veren Meeting in person or may be represented by proxy. To be effective, a proxy must be received by no later than 10:00 a.m. (Calgary time) on May 2, 2025, or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of any adjournment or postponement of the Veren Meeting (the “Veren Proxy Deadline”). The deadline for deposit of proxies may be waived or extended by the Chair of the Veren Meeting at the Chair’s discretion, without notice. Veren Beneficial Holders must follow the instructions provided on the voting instruction form that is included in their meeting package in order to either vote their Veren Shares in advance of the Veren Meeting or to appoint themselves as proxyholder to attend and vote online at the Veren Meeting.

Registered Veren Shareholders who appoint a proxyholder, and Veren Beneficial Holders who appoint themselves or a proxyholder to participate in the virtual meeting, MUST also visit http://www.computershare.com/Veren to register their or their proxyholder’s name and email address so that, after the Veren Proxy Deadline, Computershare can send an Invite Code via email. Without an Invite Code, proxyholders will not be able to vote at the Veren Meeting and will only be able to enter the meeting as a guest.

Registered Veren Shareholders should also complete and return the enclosed Veren Letter of Transmittal which, when properly completed and returned together with the certificate(s) or DRS Advice(s) representing Veren Shares and all other required documents, will enable each Veren Shareholder to obtain the common shares in the capital of Whitecap that the Veren Shareholder is entitled to receive under the Business Combination.

If a Veren Shareholder receives more than one form of proxy because such holder owns Veren Shares registered in different names or addresses, each form of proxy should be completed and returned.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this notice and with respect to other matters which may properly come before the Veren Meeting, or any adjournment or postponement thereof. As of the date hereof, management of Veren knows of no amendments, variations or other matters to come before the Veren Meeting other than the matters set forth in this notice. Veren Shareholders who are planning to return the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

It is the intention of the persons named in the applicable enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Veren Transaction Resolution.

Pursuant to the Interim Order, registered holders of Veren Shares have been granted the right to dissent with respect to the Veren Transaction Resolution and, if the Business Combination becomes effective, to be paid the fair value of their Veren Shares in accordance with the provisions of section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. The right of a Veren Shareholder to dissent is more particularly described in the Information Circular and in the Interim Order and the text of section 191 of the ABCA, which are set forth in Appendices D and J, respectively, to the accompanying Information Circular. To exercise such right to dissent, a dissenting Veren Shareholder must send to Veren, c/o Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, AB T2P 4H2, Attention: Justin Ferrara, a written objection to the Veren Transaction Resolution, which written objection must be received by 5:00 p.m. (Calgary time) on April 29, 2025 or the fifth business day immediately preceding the date of any adjournment or postponement of the Veren Meeting, as applicable.

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Failure to strictly comply with the requirements set forth in section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Veren Beneficial Holders who wish to dissent should be aware that only the registered holders of such Veren Shares are entitled to dissent. Accordingly, a Beneficial Holder desiring to exercise the right of dissent must make arrangement for the Veren Shares beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the Veren Transaction Resolution is required to be received by Veren or, alternatively, make arrangements for the registered holder of such Veren Shares to dissent on behalf of the Beneficial Holder. It is strongly recommended that any Veren Shareholders wishing to dissent seek independent legal advice.

Dated at Calgary, Alberta, this 28th day of March, 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF VEREN INC.

/s/ Craig Bryksa
Craig Bryksa
President and Chief Executive Officer
Veren Inc.

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